

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
August 13, 2012

<u>Via E-mail</u>
James Cassidy
President
Gumtree Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

> **Re: Gumtree Acquisition Corporation**
> **Form 10**
> **Amendment No. 1 filed August 1, 2012**
> **File No. 000-54721**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to prior comment 4; however, that response and your revised disclosure do not discuss the extent of Tiber Creek's assets and whether it has substantial assets and operations other than related to black check companies of your affiliates. That response also does not address the amount of the expenses associated with the other blank check companies mentioned in your disclosure and how those costs were recovered. Please expand your response and disclosure accordingly.

2. It appears that most of your response to prior comment 6 addresses how potential clients contact Tiber Creek. Please address how Tiber Creek contacts potential clients, including the methods of "solicitation" mentioned in your disclosure and how it "advertises its services," and the effect such methods have on your ability to issue securities in reliance on the exemptions mentioned in your response. Please also expand your response to tell

us, as requested by prior comment 6, whether, and if so, how, Tiber Creek located the target companies mentioned in the disclosure beginning on page 21 and in reliance on what registration statement or exemption securities were issued. In this regard, please clarify what you mean by your disclosure on page 1 that the blank check company "will only be used as part of such process and [are] not offered for sale."

Recent Blank Check Companies, page 20

3.   We note your response to prior comments 2 and 7. It does not appear that you have disclosed the amount of all consideration received by Tiber Creek or your other affiliates in connection with or related to each of the transactions mentioned in this section. We note, as examples only, this section does not appear to disclose such information regarding the "fee for such services" mentioned on page 1 or "cash compensation" mentioned on page 20, paid by companies who become public. It also does not appear to disclose any consideration received in connection with each of the "change of control" transactions mentioned in this section. Please expand accordingly.

4.   Please expand your revisions added in response to prior comment 8 to clarify whether the reference to "including financial information" is intended to incorporate such information by reference. See Exchange Act Rule 12b-23.

5.   Your response and revised disclosure in response to prior comment 9 do not address whether Mr. Cassidy and Mr. McKillop continue to hold shares you say they have "retained" and, if not, when those shares were sold. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at 202-551-3778 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek

Assistant Director
Amanda Ravitz

cc: (via E-mail) Lee W. Cassidy